

Solstar Space Co.

Creating a Space Wide Web

M. Brian Barnett, Founder and CEO

Barnett@solstarspace.com

+ 1 505-934-6528

Connecting Everything in Space, to Everyone on Earth









CONCEPT-First WiFi in Space

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12:12 PM
28%
Following
Solstar
@SolstarOFFICIAL Follows you
Clay Mowry and YennyCocq follow
Connecting People and Things in Space to Earth
Santa Fe, NM solstar.net
160 Following 98 Followers
Tweets Tweets & replies Media Likes
Solstar @SolstarOFFICIAL · 49s
Brought to you from above the Karman Line – this tweet from Solstar's Space Communicator on board #NewShepard! Testing WiFi capabilities in space for space entrepreneurs everywhere. #WiFiInSpace
Solstar @SolstarOFFICIAL · 2d
Ladies and Gentlemen, Solstar is Go for #WifiinSpace! on Sunday April 29th! We look forward to the ride to space! Thanks

First Commercial WiFi and Tweet from Space-April 29, 2018

Solstar is helping to build a space wide web by being the first commercial Wi-Fi in space. Private space companies don't have the billion-dollar infrastructure of the government. As a result, the commercial space industry lacks a simple space-to-ground communications solution. As an internet service company providing the first-ever commercial Wi-Fi for these companies, Solstar connects space to earth through patent-pending satellite technology. By making cosmic communication easy, we're doing our part to make commercial space travel safer, easier, and more feasible.

Solstar Space Company

Delivered to your desktop with 24/7 customer care



PROBLEM: NASA Communications Satellite Fleet is Aging and is not going to be replaced

SOLSTAR



NASA TDRSS Satellite (aging, not to be replaced)



Starliner spacecraft had problem with NASA satellites during Dec 2019 flight

NASA is looking to switch to using commercial communications satellites and service providers (like Solstar) to fill the gap

Connecting Everything in Space to Everyone on Earth



Solution-Flew Twice with Jeff Bezos' Blue Origin



Photos Courtesy Blue O

CEO Barnett fist pumping behind Jeff Bezos left shoulder



Solstar had two-way Internet between rocket and Desktop, and WiFI hotspot inside space capsule during the Spaceflights

Connecting Everything in Space to Everyone on Earth



Solution: First commercial WiFi provider for outer space

Solstar's high-speed, reliable and easy-to-use **space communications platform leveraging existing satellite networks**



Solstar's Space Routers, WiFi antennas and Satellite space communicators

(Credit Albuquerque Journal)



Delivered to your desktop with 24/7 customer care









SOLSTAR

Solstar Provides Internet Connection/WiFi

First Commercial Tweet from Space-April 29, 2018

No Service
12:12 PM
28%
Following
Solstar
@SolstarOFFICIAL Follows you
Clay Mowry and YennyCocq follow
Connecting People and Things in Space to Earth
Santa Fe, NM solstar.net
160 Following 98 Followers
Tweets Tweets & replies Media Likes
Solstar @SolstarOFFICIAL · 49s
Brought to you from above the Karman Line – this tweet from Solstar's Space Communicator on board #NewShepard! Testing WiFi capabilities in space for space entrepreneurs everywhere. #WiFiInSpace
Solstar @SolstarOFFICIAL · 2d
Ladies and Gentlemen, Solstar is Go for #WifiinSpace! on Sunday April 29th! We look forward to the ride to space! Thanks

Smithsonian
National Air & Space Museum

Schmitt Space Communicator accepted to the Smithsonian

Global Space Economy: $350B
Growing to $1Trillion by 2040s



Addressable Market Opportunity-$2.6B by 2024



The Competition

- **Start-ups proposing go brand new Satellite Network (VERY expensive)**
  - *Received $15M in venture funding in 2017 in Silicon Valley*
  - *Closed its doors in late 2019 after technology failed and failed business model (Solstar's business model is proving itself to be superior)*

- **Satellite Radios / Ground Station Aggregators**
  - *1960's model demanding complex integration of radios and ground stations*

  No competition from solutions using existing satcom networks
  Solstar is first to market and has flown in space 3 times



Competitive Advantages

- **First Mover Market Position- Technology already proven in space**
  - NASA contracts
  - Three spaceflights, three successes

- **Superior Business Model to Competitors**
  - Using existing commercial satellite networks
  - Our biggest competitor filed for bankruptcy in late 2019 because of inferior business model

- **Supply Chain Established**
  - We have 20-year business relationships with major commercial satellite companies and commercial space companies.

- **Protected IP**
  - Patent pending on internet-based space communications
  - More IP opportunities forthcoming

- **Domain Knowledge and International Network**
  - Deep experience at NASA, commercial space companies, satellite communications
  - Strategic relationships with major commercial space companies like Virgin Galactic, Virgin Orbit, Made in Space, many others
  - Solstar founders are *very well connected* in the commercial space industry

Who is Involved



SOLSTAR



JC Cunningham
CFO
Fundraising, Entrepreneur
CPA w/ Big Four experience



Dr. Mark Matossian, PhD
Co-founder
Google, Silicon Valley startups,
PhD. in Aerospace Engineering/Satcom



M. Brian Barnett
Founder, CEO
Serial entrepreneur, NASA,
KPMG Consulting,
Top Mobile Satellite Services
salesman in North America;
classically trained rock drummer



Michael Potter
Co-founder, serial entrepreneur,
Geeks without Frontiers, FCC appointee, filmmaker,
Philantropist



Paul Frey
Program/Operations Manager
Google, Terra Bella (now Planet)



Alice Carruth
Communications Manager
PR & Social Media



Chris Stott
Advisory Board
CEO of ManSat,
Society of Satellite Professionals,
Spacecom regulatory expert



Charlie Walker
Space Shuttle Astronaut,
Solstar Advisor

Connecting Everything in Space, to Everyone on Earth



Product and Services

Airtime   Subscription-based revenue model

Products
- Space communicators attached to spacecraft (routers, space data relays and WiFi devices)
- WiFi antennas for Spacecraft
- Solstar's Schmitt Space Communicator has been accepted to be displayed in Smithsonian's Air & Space Museum

Services
- In-flight communications services for for astronauts and space tourists
- Internet of Things (IOT) in space
- Subscription-based, secure, 2-way, payload access and data services via the internet with 24/7 customer support
- Secure space data software and service
- Payload integration and testing services
- Payload and Flight brokerage services



Apollo 17 Astronaut Dr. Harrison Schmitt checking out the
Schmitt Space Communicator named after him
(Credit Albuquerque Journal)



Schmitt Space Communicator router
provided WIFi hotspot
inside Jeff Bezos' spacecraft

Connecting Everything in Space to Everyone on Earth



TRACTION

- **Early Revenue Projected -Proposals worth $30M submitted to NASA and other International Space Agencies in 2019**

- **First Mover Market Position- We are 3 for 3**

  - 3 spaceflights, 3 successes

- **Protected IP**
  - *Patent pending on satcom-based space communications*
  - *More IP opportunities forthcoming*

- **Technology**
  - *Already proven in space; Space is hard and this team understands the technical challenges*

- **Domain Knowledge**
  - *Deep experience in space, satcom and startup product development*

- **Supply Chain Established**
  - *We have 20-year business relationships with major commercial satellite companies and commercial space companies.*



Solstar Space Co.

MILESTONES

2019



Solstar's Schmitt Space Communicator accessioned into the Smithsonian National Air & Space Museum's permanent collection.

2020



Ranked highest of all its competitors by a 3rd party equity crowdfunding organization.



NASA Administrator Jim Bridenstine meets with Solstar and gives a shout out to Solstar at Next Generation Suborbital Researchers Conference.



Awarded the Chairman's Award for Outstanding Innovation at the Satellite 2020 conference.

2021



Product launch for commercial in-flight Schmitt-Merbold Space Communicator.

2022



Test of Slayton router in low earth orbit



Revenue Forecast

Forecasted Revenue ($millions)